UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*

                         CB RICHARD ELLIS GROUP, INC.
                  ------------------------------------------
                               (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  12497T101
                                  ---------
                               (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 11, 2007
                              ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 15

CUSIP NO. 12497T101            SCHEDULE 13D                      Page 2 of 15

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
  7.  SOLE VOTING POWER                                 -0-

   NUMBER OF      -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      22,453,265**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 22,453,265**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,453,265**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 3 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      22,453,265**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 22,453,265**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,453,265**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 4 of 15

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                BLUM STRATEGIC PARTNERS II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER                       22,453,265**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 22,453,265**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,453,265**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 5 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      22,453,265**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 22,453,265**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,453,265**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 6 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY
-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3
-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      22,453,265**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 22,453,265**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,453,265**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 7 of 15

Item 1. Security and Issuer
----------------------------

This Amendment No. 5 amends the Statement on Schedule 13D (the 'schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 9, 2006 by Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); and Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc.") (collectively, the "Reporting Persons").

This Amendment No. 5 relates to shares of Class A Common Stock, $0.01 par value per share (the "Common Stock") of CB Richard Ellis Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 100 N. Sepulveda Boulevard, Suite 1050, El Segundo, California 90245.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names Of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 8 of 15

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and  Managing Partner,
Managing Partner      Suite 400                Norway   Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA      Partner, Chief
Partner, Chief        Suite 400                         Operating Officer,
Operating Officer,    San Francisco, CA 94133           General Counsel and
General Counsel and                                     Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA      Partner & Chief
Partner, Chief        Suite 400                         Financial Officer,
Financial Officer,    San Francisco, CA 94133           Blum LP
Assistant Secretary
& Director

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 9 of 15

Blum GP is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners, L.P. ("Blum Strategic").

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 10 of 15

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Member               Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel &
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP

Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic II and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG. ("Blum Strategic II KG").

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 11 of 15

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel &
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Managing Member      Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

There have been no changes to Item 3 since the original Schedule 13D filed on June 10, 2004.


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 12 of 15

Item 4. Purpose of Transaction
-------------------------------

Paragraph 4 of Item 4 is amended as follows:

Richard C. Blum, who is a managing member of Blum GP and Blum GP II, is the Issuer's Chairman of the Board, and Jane J. Su, who is a member of Blum
GP and Blum GP II, is a member of the Issuer's Board of Directors.


Item 5. Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's Form 10-Q, filed with the Commission on May 11, 2007, there were 228,659,430 shares of Common Stock issued and outstanding as of April 30, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below and the 3:1 stock split effected by the Issuer in June 2006, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 11,177 shares of Common Stock held by Blum LP and RCBA Inc., which represents less than 0.1% of the outstanding shares of the Common Stock; (ii) 10,268,365 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 4.5% of the outstanding shares of the Common Stock; and (iii) 12,173,723 shares of Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 5.3% of the outstanding shares of the Common Stock.

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 13 of 15

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 22,453,265 shares of the Common Stock, which is 9.8% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP or Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP or Blum GP II.

c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock pursuant to Rule 144:

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The limited partnerships for       05-09-2007     82,400       37.5985
which Blum GP serves as the        05-09-2007    168,900       37.6311
general partner.                   05-10-2007     56,700       37.3869
                                   05-10-2007    197,500       37.4452
                                   05-11-2007     22,900       37.4318
                                   05-11-2007     68,600       37.4232
                                   05-11-2007     91,100       37.2680
                                   05-11-2007    153,700       37.3539
                                   05-14-2007     13,500       37.5056
                                   05-14-2007     15,600       37.3101
                                   05-14-2007     84,500       37.2312

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The limited partnerships for       05-09-2007     97,710       37.5985
which Blum GP II serves as the     05-09-2007    200,300       37.6311
general partner and the managing   05-10-2007     67,136       37.3869
limited partner.                   05-10-2007    234,300       37.4452
                                   05-11-2007     27,100       37.4318
                                   05-11-2007     81,400       37.4232
                                   05-11-2007    107,900       37.2680
                                   05-11-2007    182,300       37.3539
                                   05-14-2007     16,100       37.5056
                                   05-14-2007     18,400       37.3101
                                   05-14-2007    100,200       37.2312

(d) and (e)  Not applicable.

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 14 of 15

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

There have been no changes to Item 6 since the Schedule 13D Amendment No. 3 filed on November 16, 2005.


Item 7. Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking

CUSIP NO. 12497T101             SCHEDULE 13D                    Page 15 of 15

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2007


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel



BLUM STRATEGIC PARTNERS II, L.P.
By:  Blum Strategic GP II, L.L.C.
 Its General Partner



By: /s/ Gregory D. Hitchan
    -------------------------------
     Gregory D. Hitchan
     Managing Member and General Counsel

CUSIP NO. 12497T101             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 15, 2007


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel



BLUM STRATEGIC PARTNERS II, L.P.
By:  Blum Strategic GP II, L.L.C.
 Its General Partner



By: /s/ Gregory D. Hitchan
    -------------------------------
     Gregory D. Hitchan
     Managing Member and General Counsel